UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022.

Commission File Number: 0-55139

LION COPPER AND GOLD CORP.
(Translation of registrant's name into English)

c/o #1200 - 750 West Pender Street

Vancouver, British Columbia, V6C 2T8
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Change of Auditor

PricewaterhouseCoopers LLP ("PwC") appointment as independent registered public accountant for Lion Copper and Gold Corp. (the "Company") ended effective October 25, 2021. The Company's Audit Committee recommended to the Company's Board of Directors that a change in auditors be approved.

On October 25, 2021, the Company's Board of Directors appointed MNP LLP ("MNP") as the Company's independent auditor.

PwC reports on the Company's financial statements for the fiscal years ended December 31, 2020 and December 31, 2019 contained no adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company's fiscal years ended December 31, 2020 and December 31, 2019, and the subsequent year ended December 31, 2021

(i) there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the Registrant's financial statements for such years, and

(ii) there were no "reportable events" of the kind described in Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934, as amended.

On October 25, 2021, the Company by action of its Board of Directors upon the recommendation of the Company's Audit Committee engaged MNP as the independent registered public accounting firm to audit the Company's financial statements for the fiscal year ending December 31, 2021. During the Company's fiscal years ended December 31, 2020 and December 31, 2019, neither the Company, nor anyone on its behalf has consulted MNP on items which (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Registrant's financial statements or (ii) concerned the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or reportable events (as described in paragraph (a)(1)(v) of said Item 304).

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lion Copper and Gold Corp.
Date:	April 28, 2022		(Registrant)

		By:	/s/ Stephen Goodman
Name: Stephen Goodman
Title: President

EXHIBIT INDEX

Exhibit Number	Description

99.1	Notice of Change of Auditor dated October 25, 2021

99.2	Letter from former auditor dated October 25, 2021

99.3	Letter from successor auditor dated October 25, 2021